Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-252742

AFA Multi-Manager Credit Fund

Supplement dated May 25, 2023 to the

Prospectus and Statement of Additional Information (“SAI”) dated August 31, 2022, as supplemented to date

This Supplement amends certain information in the Prospectus and SAI for the AFA Multi-Manager Credit Fund (the “Fund”) and should be read in conjunction with the Prospectus and SAI. Capitalized terms used in this Supplement and not otherwise defined shall have the meanings given to them in the Prospectus. Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged.

At a special meeting held on April 24, 2023 (the “Meeting”), the Board of Trustees (the “Board”) of the Fund considered and approved the appointment of F.L. Putnam Investment Management Company, Inc. (“F.L. Putnam”) as a sub-adviser to the Fund. The professionals of the Atrato Consulting (“Atrato”) division of F.L. Putnam have been appointed to provide sub-advisory services to the Fund.

At the Meeting, the Board also approved a new investment sub-advisory agreement among the Fund, Alternative Fund Advisors, LLC (“AFA”), the Fund’s investment adviser, and F.L. Putnam (the “New Sub-Advisory Agreement”) and recommended that Fund shareholders approve the New Sub-Advisory Agreement. After considering the Board’s recommendation, the holders of a majority of the Fund’s outstanding voting securities as of April 25, 2023 approved the New Sub-Advisory Agreement by written consent. The New Sub-Advisory Agreement will go into effect on June 30, 2023 (the “Effective Date”).

A notice will be sent to shareholders on or about May 31, 2023 with information on how to access an Information Statement that will include information about Atrato and the New Sub-advisory Agreement.

As of the Effective Date, the following changes are made to the Prospectus:

1. All references to “Sub-Adviser” in the Prospectus and SAI are replaced with “Sub-Advisers”, as applicable.

2. The last sentence of the first paragraph on page 1 of the Prospectus is deleted and replaced with the following:

Aon Investments USA Inc. (“Aon Investments”) and the Atrato Consulting (“Atrato”) division of F.L. Putnam Investment Management Company, Inc. (“F.L. Putnam”) serve as sub-advisers to the Fund (each a “Sub-Adviser” and, together with the Investment Manager, the “Advisers”).

3. The third sentence of the first paragraph under the section “The Fund and the Shares” on page 4 of the Prospectus is deleted in its entirety and replaced with the following:

Aon Investments USA Inc. (“Aon Investments”) and the Atrato Consulting (“Atrato”) division of F.L. Putnam Investment Management Company, Inc. (“F.L. Putnam”) serve as sub-advisers to the Fund (each a “Sub-Adviser” and, together with the Investment Manager, the “Advisers”).

4. The following paragraph is added to the section entitled “The Investment Manager and Sub-Adviser” on page 5 of the Prospectus:

The Investment Manager has also engaged Atrato to provide ongoing research, opinions and recommendations regarding the selection of the Underlying Managers. Atrato is a division of F. L. Putnam. F.L. Putnam is registered as an investment adviser with the SEC under the Advisers Act and had $1.78 million in assets under advisement as of December 31, 2022.

5. The following is added to the section entitled “Investment strategies and overview of investment process—Investment Process” beginning on page 13 of the Prospectus:

Atrato Investment Selection and Monitoring Process

Atrato, a division of F.L. Putnam, provides ongoing research, opinions and recommendations regarding the selection of the Underlying Managers.

Atrato’s investment process has five components: (i) underlying manager sourcing; (ii) qualitative and peer group analysis; (iii) investment due diligence; (iv) operational due diligence; and (v) ongoing underlying manager monitoring.

Manager Sourcing. Atrato specializes in the sourcing of alternative investment managers. Sourcing is an ongoing process by which Atrato establishes meaningful knowledge of the investible universe, which generally includes meeting with or speaking to investment managers directly. In addition to evaluating more established investment managers, Atrato recognizes the competitive advantage that may enable some emerging and/or smaller investment managers to take advantage of opportunities in niche strategies that cannot be executed by larger investment firms. In identifying investment managers, Atrato uses a variety of information sources, including third-party databases, conferences, independent placement agents, capital introduction units at the major investment banks and service providers such as accountants, attorneys, administrators, third party marketers, and consultants. Atrato has developed a proprietary software program that synthesizes all manager-related information including call and meeting notes, investment performance and other relevant data.

Quantitative and Peer Group Analysis. Quantitative analysis is an integral component of Atrato’s manager evaluation process. To the extent available, Atrato performs in-depth performance analysis on the potential fund investment or previous portfolios run by the investment manager. This process helps identify managers that should be excluded from further due diligence due to unacceptable risk/return profiles. For private markets strategies, Atrato also looks at track records of historical vintages and other metrics around the strength of investment returns against the backdrop of capital deployment, J-curve mitigation, IRRs, MOICs, and other relevant metrics. Atrato also analyzes the performance of an investment strategy against similar peers. Identifying periods of over-and underperformance, higher and lower volatility, higher and lower draw-downs versus peers and other metrics helps to inform the qualitative research into the manager’s investment strategy.

Investment Due Diligence. Once Atrato has identified possible investment candidates, a comprehensive qualitative review of the investment manager and potential investment is initiated. The qualitative due diligence process is systematic and includes evaluation of historical manager data and documents, and the collection and review of current documentation that informs the key areas of focus for on-site meetings and interviews with the manager. Key factors used to evaluate managers include among others, the manager’s investment philosophy, investment strategy and inherent strategy risk, risk management processes, drivers of performance including potential performance in extreme environments, current market environment, competitive landscape, portfolio diversification across sectors and concentration of positions, leverage, liquidity, capacity, transparency, and fees.

Operational Due Diligence. Atrato seeks to understand the financial and operational controls of the investment manager to identify and assess any potential organizational risks. This operational due diligence process consists of a thorough assessment of operational factors through direct contact with the fund manager’s operational staff and the major service providers to the investment manager. Key areas of evaluation include the adequacy of internal trading discipline and controls, technology systems and back-up procedures, valuation policies, compliance procedures, policies and procedures relating to potential conflicts of interest, regulatory filings (if any), personnel risks, physical asset risk, fund structure review, disaster-recovery provisions, office security concerns, firm governance, and key service providers of the fund including, as applicable, auditors, counsel, administrators, and custodians.

Ongoing Manager Due Diligence. Atrato generally reviews fund investments via teleconference on an ongoing basis. The calls generally cover organizational, operational, attribution, portfolio construction and risk management subjects that are relevant to the period being evaluated. Additionally, Atrato seeks to assess whether the manager is deviating materially from the key considerations discussed during prior due diligence.

While each Sub-Adviser is responsible for making recommendations regarding their selection of Underlying Funds, the Investment Manager retains overall supervisory responsibility for the day-to-day management and investment of the Fund’s investment portfolio. The Investment Manager may manage a portion of Fund’s assets directly and may source Underlying Managers and Direct Investments that have not been researched or recommended by a Sub-Adviser. The Investment Manager may hedge or modify the Fund’s exposure to a particular investment or market-related risk created by an Underlying Manager, and may invest the Fund’s assets pending allocation to an Underlying Manager, or to establish positions in securities and strategies it deems appropriate for meeting the Fund’s investment objectives.

6. The second paragraph of the section entitled “Management of the Fund—The Investment Manager and Sub-Adviser” on page 33 of the Prospectus is deleted in its entirety and replaced with the following:

The sub-advisers selected by the Investment Manager are responsible for providing ongoing research, opinions and recommendations regarding the selection of the Underlying Managers and the recommendations of allocation of the Fund’s assets among the Underlying Managers. Founded in 1974, Aon Investments USA Inc. (“Aon Investments”) is located at 200 E. Randolph, 15th Floor, Chicago, IL 60601. Aon Investments is registered with the SEC as an investment adviser; is a Commodity Pool Operator and a Commodity Trading Advisor registered with the Commodity Futures Trade Commission; and is a member of the National Futures Association. Aon Investments and its global affiliates had $195.8 billion in U.S. discretionary assets under management as of December 31, 2021. Aon Investments, and its global affiliates, had $4.143 trillion in assets under advisement as of June 30, 2021 (which includes non-discretionary retainer clients and clients in which Aon Investments and its global affiliates have performed project services for over the past twelve months. Project clients may not currently engage Aon Investments at the time of the calculation of assets under advisement as the project may have concluded earlier during the preceding12-month period.) The Atrato Consulting (“Atrato”) division of F.L. Putnam Investment Management Company, Inc. (“F.L. Putnam”), is located at 805 Third Avenue, 11th Floor, New York City, NY 10022. The principal place of business of F.L. Putnam is 20 William Street, Suite G40, Wellsley, MA 02481. F.L. Putnam is registered as an investment adviser with the SEC and had $1.78 million in assets under advisement as of December 31, 2022. F.L. Putnam is majority-owned by F.L. Putnam Securities, Inc., a holding company. Its principal offices are at 2 Cascade Road, Old Orchard Beach, ME 04064. Aon Investments and Atrato are each referred to herein as the “Sub-Advisers” and, together with the Investment Manager, the “Advisers.”

7. The following is added to the section entitled “Investment Management Fee” on page 35 of the Prospectus:

Pursuant to a separate sub-advisory agreement among the Fund, the Investment Manager and F.L. Putnam, F.L. Putnam receives an annual fee of $150,000. The Sub-Adviser’s fee is paid by the Investment Manager out of the Investment Management Fee.

8. The first two paragraphs under the heading “investment management and other services—The Advisers” beginning on page 22 of the SAI are deleted in their entirety and replaced with the following:

Alternative Fund Advisors, LLC, serves as the investment advisor to the Fund. Aon Investments USA Inc. (“Aon Investments”) and the Atrato Consulting (“Atrato”) division of F.L. Putnam Investment Management Company, Inc. (“F.L. Putnam”) serve as sub-advisers to the Fund (each a “Sub-Adviser” and, together with the Investment Manager, the “Advisers”). Each of the Advisers is an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Subject to the general supervision of the Board, and in accordance with the investment objective, policies, and restrictions of the Fund, the Investment Manager is responsible for determining and implementing the Fund’s overall investment strategy, including selecting the Sub-Advisers, and for the day-to-day management and investment of the Fund’s investment portfolio. The Investment Manager and Sub-Advisers provide such services to the Fund pursuant to the Investment Management Agreement and the Sub-Advisory Agreements (collectively, the “Agreements”), respectively. Founded in 2020, the Investment Manager has approximately $40 million in assets under management as of June 30, 2022. AFA is managed by Marco Hanig, Ph.D. AFA is a wholly-owned subsidiary of Alternative Fund Advisors Holdings, LLC (“AFA Holdings”), which has no activities other than holding the interests of AFA. Marco Hanig, Ph.D., may be deemed to control AFA through his voting control of the Board of Members of AFA Holdings.

The Investment Management Agreement and the Sub-Advisory Agreement with Aon Investments became effective as of April 22, 2021, and will continue in effect for an initial two-year term. The Sub-Advisory Agreement with F.L. Putnam will become effective as of June 30, 2023, and will continue in effect for an initial two-year term. Thereafter, the Agreements will continue in effect from year to year provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of the Fund or a majority of the Board, and (ii) the vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. A discussion regarding the basis for the Board’s approval of the Agreements will be available in the Fund’s annual report to Shareholders.

Please keep this Supplement for future reference.